October 18, 2018

J.J. Finkelstein
President and Chief Executive Officer
RegeneRx Biopharmaceuticals, Inc.
15245 Shady Grove Road, Suite 470
Rockville, MD 20850

       Re: RegeneRx Biopharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed October 11, 2018
           File No. 333-227786

Dear Mr. Finkelstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Kimberly A Lowe, Esq.